Date of the Board of Directors Meeting to Finally Approve Planned Exchange of Minority-Held
Kyongnam Bank and Kwangju Bank Shares with Woori Finance Holdings Shares

On September 26, 2011, Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) announced September 28, 2011 as the expected date of the Company’s board of directors meeting to finally approve (i) the exchange of shares of Kyongnam Bank (currently a 99.99% subsidiary of the Company) not held by the Company with common shares of the Company held as treasury stock and (ii) the exchange of shares of Kwangju Bank (currently a 99.99% subsidiary of the Company) not held by the Company with common shares of the Company held as treasury stock, which transactions were previously disclosed by Woori Finance Holdings on August 26, 2011. Following such share exchanges, each of Kyongnam Bank and Kwangju Bank will become wholly-owned subsidiaries of the Company.

Related Disclosure: Form 6-K filed on August 26, 2011, entitled “Planned Exchange of Minority-Held Kyongnam Bank and Kwangju Bank Shares with Woori Finance Holdings Shares”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)
Date: September 26, 2011	By: /s/ Woo Seok Seong

	(Signature) Name: Title:	Woo Seok Seong General Manager